October 18, 2019

VIA EDGAR

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Funds Trust (File No. 333-233876) (the “Registrant”) – Accounting Disclosures Comments

Dear Ms. Fettig:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and Julien Bourgeois of Dechert LLP on October 18, 2019. These comments pertain to your review of the accounting and financial statements disclosures in the Registrant’s Information Statement/Prospectus on Form N-14 relating to the transfer of the assets of Guggenheim Mid Cap Value Institutional Fund (the “Target Fund”), a series of the Registrant, to Guggenheim Mid Cap Value Fund (the “Acquiring Fund” and, together with the Target Fund, the “Funds”), also a series of the Registrant, in exchange for Institutional Class shares of the Acquiring Fund and the assumption of the Target Fund’s liabilities by the Acquiring Fund, followed by the complete liquidation of the Target Fund (the “Reorganization”), as filed on September 20, 2019, and the response letter to the SEC staff dated October 17, 2019. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the Registrant’s responses, is set forth below.
Board Considerations with respect to the Reorganization

Comment 1:	Please supplementally confirm that the Target Fund’s Financial Highlights will not be adopted by, or shown as the Financial Highlights for, the Acquiring Fund after the Reorganization.

Response:	The Registrant confirms that the Target Fund’s Financial Highlights will not be adopted by, or shown as the Financial Highlights for, the Acquiring Fund after the Reorganization.

Comparison of Fees and Expenses for the Funds

Comment 2:
Please supplementally confirm that the fees and expenses presented in the fee and expense table represent the Funds’ current fees and expenses for Institutional Class shares as calculated in accordance with Item 3 of Form N-14.

Response:
The Registrant confirms that the fees and expenses presented in the fee and expense table represent the Funds’ current fees and expenses for Institutional Class shares as calculated in accordance with Item 3 of Form N-14.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Sincerely,
/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Funds Trust

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